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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Convera Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
211919-10-5
(CUSIP Number)
Peter DiIorio, Esq.
General Counsel
c/o Allen & Company LLC
711 Fifth Avenue
New York, New York 10022
212-832-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 30, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	211919-10-5

1	NAMES OF REPORTING PERSONS Allen Holding Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,728,587 (Includes shares held by Allen & Company Incorporated and AHI Diversified Investments Inc.)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

11,728,587 (Includes shares held by Allen & Company Incorporated and AHI Diversified Investments Inc.)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,728,587

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	211919-10-5

1	NAMES OF REPORTING PERSONS Allen & Company Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,416,510 (Includes shares held by AHI Diversified Investments Inc.)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,416,510 (Includes shares held by AHI Diversified Investments Inc.)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,416,510

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	211919-10-5

1	NAMES OF REPORTING PERSONS Herbert A. Allen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		4,547,870 (Includes 25,000 shares underlying stock options)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,728,587 (Represents shares held by Allen Holding Inc., Allen & Company Incorporated, Allen SBH Investments LLC and AHI Diversified Investments Inc.)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,547,870 (Includes 25,000 shares underlying stock options)

WITH	10	SHARED DISPOSITIVE POWER

12,728,587 (Represents shares held by Allen Holding Inc., Allen & Company Incorporated, Allen SBH Investments LLC and AHI Diversified Investments Inc.)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,276,457

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	211919-10-5

1	NAMES OF REPORTING PERSONS Susan K. Allen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		3,170,369

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,170,369

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,170,369

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	211919-10-5

1	NAMES OF REPORTING PERSONS Herbert A. Allen III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		110,723 (Includes 25,000 shares underlying stock options)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		495,064 (Represents shares held by Allen & Company LLC, MBOGO Inc. and certain individual accounts)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		110,723 (Includes 25,000 shares underlying stock options)

WITH	10	SHARED DISPOSITIVE POWER

495,064 (Represents shares held by Allen & Company LLC, MBOGO Inc. and certain individual accounts)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

605,787

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	211919-10-5

1	NAMES OF REPORTING PERSONS MBOGO Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,838

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,838

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,838

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.007%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	211919-10-5

1	NAMES OF REPORTING PERSONS Donald R. Keough

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		313,833 (Includes 25,000 shares underlying stock options)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		370,333 (Represents shares held by Keough Partners LP and Keough Family II LP)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		313,833 (Includes 25,000 shares underlying stock options)

WITH	10	SHARED DISPOSITIVE POWER

370,333 (Represents shares held by Keough Partners LP and Keough Family II LP)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

684,166

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	211919-10-5

1	NAMES OF REPORTING PERSONS Allen & Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		196,667

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		196,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	196,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BD

CUSIP No.	211919-10-5

1	NAMES OF REPORTING PERSONS Bruce Allen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		709,800

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		709,800

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	709,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	211919-10-5

1	NAMES OF REPORTING PERSONS Allen SBH Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	211919-10-5

1	NAMES OF REPORTING PERSONS AHI Diversified Investments Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,053,213

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,053,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,053,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Amendment No. 5 to Schedule 13D
This Amendment No. 5 to Schedule 13D amends Schedule 13D filed by Allen Holding Inc. (“AHI”), Allen & Company Incorporated (“ACI”), Herbert A. Allen (“Mr. Herbert A. Allen”), Susan K. Allen (“Ms. Allen”), Herbert A. Allen III (“Mr. Herbert Allen III”), MBOGO Inc. (“MBOGO”), Donald R. Keough (“Mr. Keough”), Allen & Company LLC, Bruce Allen (“Mr. Bruce Allen”), Allen SBH Investments LLC (“SBH”) and AHI Diversified Investments Inc. (“AHI Diversified”).
Item 1. Security and Issuer. This Schedule 13D relates to the Common Stock, $.01 par value per share (the “Common Stock”) of Convera Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1921 Gallows Road, Suite 200, Vienna, VA 22182.
Item 2. Identity and Background.
(a) This Amendment No. 5 to Schedule 13D adds AHI Diversified to the reporting persons as a result of the acquisition by AHI Diversified of shares of Common Stock as set forth in Items 4 and 5(c) below.
(b) AHI Diversified Investments Inc.
711 Fifth Avenue
New York, New York 10022
(c) AHI Diversified is a privately held investment vehicle.
(d) During the past five years, neither AHI Diversified nor any individual listed on Exhibit A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the past five years, neither AHI Diversified nor any individual listed on Exhibit A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Citizenship: AHI Diversified — Delaware
Item 3. Source and Amount of Funds or Other Consideration.
Not applicable

Item 4. Purpose of Transaction.
In connection with transactions effected by AHI and ACI intended to diversify their investment portfolio, AHI and ACI contributed 30,655 and 2,022,558 shares of Common Stock, respectively, to AHI Diversified on December 30, 2008 in exchange for a 49% equity ownership of AHI Diversified. AHI and ACI retain the exclusive power to vote and dispose the shares so contributed to AHI Diversified.
Item 5. Interest in Securities of the Issuer.
(a) As of the close of business on December 30, 2008, the Filing Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Common Stock of the Issuer set forth below (based upon the number of shares of Common Stock that were reported to be outstanding by the Issuer in its Form 10-Q filed on December 10, 2008).

Name	Shares		Percentage

Allen Holding Inc.	11,728,587	(1)	22.0%
Allen & Company Incorporated	5,416,510	(2)	10.2%
Herbert A. Allen	17,276,457	(3)	32.4%
Susan K. Allen	3,170,369		5.9%
Herbert A. Allen III	605,787	(4)	1.1%
MBOGO Inc.	3,838		0.007%
Donald R. Keough	684,166	(5)	1.3%
Allen & Company LLC	196,667		0.4%
Bruce Allen	709,800		1.3%
Allen SBH Investments LLC	1,000,000		1.9%
AHI Diversified Investments Inc.	2,053,213		3.9%

(1)	Includes the 3,393,952 shares held directly by ACI, a wholly-owned subsidiary of AHI and 2,053,213 shares held directly by AHI Diversified, a corporation in which AHI and ACI, a wholly-owned subsidiary of AHI, are shareholders. AHI and ACI possess the exclusive power to vote and dispose the shares of Common Stock held directly by AHI Diversified.

(2)	Includes 2,022,558 shares held directly by AHI Diversified, a corporation in which ACI is a shareholder. ACI possesses the exclusive power to vote and dispose such shares of Common Stock.

(3)	Includes the 6,281,422 shares held directly by AHI, 3,393,952 shares held directly by ACI, 1,000,000 shares held directly by SBH and 2,053,213 shares directly by AHI Diversified. Mr. Herbert A. Allen, a stockholder and the President and Chief Executive Officer of AHI, the President and Chief Executive Officer of ACI, the Managing Member of SBH and the President of AHI Diversified, may be deemed a beneficial owner of the shares held by AHI, ACI, SBH and AHI Diversified. Mr. Herbert A. Allen disclaims beneficial ownership of the securities reported to be held by AHI, ACI, SBH and AHI Diversified, except to the extent of his pecuniary interest therein. Also includes 25,000 shares underlying outstanding stock options exercisable within 60 days held by Mr. Herbert A. Allen. Does not include the shares held directly by Allen & Company LLC, with respect to which Mr. Herbert A. Allen does not have voting or dispositive power and, therefore, disclaims beneficial ownership.

(4)	Includes the 196,667 shares held by Allen & Company LLC, 3,838 shares held by MBOGO and 294,559 shares held in accounts by certain of Mr. Herbert Allen III’s family members. Mr. Herbert Allen III, the sole stockholder and executive officer of MBOGO may be deemed a beneficial owner of the shares held by MBOGO. Mr. Herbert Allen III, the President of Allen & Company LLC, may be deemed beneficial owner of the shares held by Allen & Company LLC. Mr. Herbert Allen III holds dispositive power over the shares held by certain of his family members but disclaims beneficial ownership of the securities reported to be held by certain of his family members. Also includes 25,000 shares underlying outstanding stock options exercisable within 60 days held by Mr. Herbert Allen III.

(5)	Includes 257,000 shares held by a family trust and 113,333 shares held by Keough Partners L.P., as to which Mr. Keough shares voting and disposition authority, and outstanding options to purchase 25,000 shares. Mr. Keough disclaims beneficial ownership of the securities held by the family trust and Keough Partners L.P., entities established for the benefit of his family.
(b) AHI, the owner of 100% of the outstanding stock of ACI, may be deemed to share with ACI the power to vote or direct the vote and dispose or direct the disposition of shares of Common Stock of which ACI is the direct beneficial owner.
Mr. Herbert A. Allen, by virtue of his status as a stockholder and the President and Chief Executive Officer of AHI, the President and Chief Executive Officer of ACI, the Managing Member of SBH and the President of AHI Diversified, may be deemed to share with AHI, ACI, SBH and AHI Diversified the power to vote or direct the vote and dispose or direct the disposition of shares of Common Stock of which each of AHI, ACI, SBH and AHI Diversified is the direct beneficial owner. Mr. Herbert A. Allen disclaims beneficial ownership of the securities reported to be held by AHI, ACI, SBH and AHI Diversified, except to the extent of his pecuniary interest therein.
Mr. Herbert Allen III, by virtue of his status as the sole stockholder and executive officer of MBOGO may be deemed to share with MBOGO the power to vote or direct the vote and dispose or direct the disposition of shares of Common Stock of which MBOGO is the direct beneficial owner. Mr. Herbert Allen III, by virtue of his status as the President of Allen & Company LLC, may be deemed to share with Allen & Company LLC the power to vote or direct the vote and dispose or direct the disposition of shares of Common Stock of which Allen & Company LLC is the direct beneficial owner. Mr. Herbert Allen III by virtue of his power to dispose shares held by certain of his family members may be deemed to share the power to dispose of such shares; however, Mr. Herbert Allen III disclaims beneficial ownership of the securities reported to be held by certain of his family members.
Mr. Herbert A. Allen has the sole power to vote or direct the vote and to dispose or to direct the disposition of 4,547,870 shares of Common Stock of which he is the direct beneficial owner.
Ms. Allen has the sole power to vote or direct the vote and to dispose or to direct the disposition of 3,170,369 shares of Common Stock of which she is the direct beneficial owner.

Mr. Herbert Allen III has the sole power to vote or direct the vote and to dispose or to direct the disposition of 110,723 shares of Common Stock of which he is the direct beneficial owner.
Mr. Keough has the sole power to vote or direct the vote and to dispose or to direct the disposition of 313,833 shares of Common Stock of which he is the direct beneficial owner. Mr. Keough may be deemed to share voting and disposition authority with respect to 257,000 shares held by a family trust and 113,333 shares held by Keough Partners L.P. Mr. Keough disclaims beneficial ownership of the securities held by the family trust and Keough Partners L.P., entities established for the benefit of his family.
Mr. Bruce Allen has the sole power to vote or direct the vote and to dispose or to direct the disposition of 709,800 shares of Common Stock of which he is the direct beneficial owner.
(c) In connection with transactions effected by AHI and ACI intended to diversify their investment portfolio, AHI and ACI contributed 30,655 and 2,022,558 shares of Common Stock, respectively, to AHI Diversified on December 30, 2008 in exchange for a 49% equity ownership of AHI Diversified. AHI and ACI retain the exclusive power to vote and dispose the shares so contributed to AHI Diversified.
(d)-(e) Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
In connection with the transaction described in Items 4 and 5(c) above, AHI, ACI and AHI Diversified entered into an agreement dated December 30, 2008 attached as Exhibit B hereto (the “Voting Agreement”), which provides AHI and ACI the power to vote and dispose the shares of Common Stock which AHI and ACI contributed to AHI Diversified.
Item 7. Material to be Filed as Exhibits.
Exhibit A. Directors and Executive Officers of AHI Diversified.
Exhibit B. Agreement dated as of December 30, 2008 among AHI, ACI and AHI Diversified.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated: December 30, 2008

ALLEN HOLDING INC.

By:	/s/ Kim M. Wieland Name: Kim M. Wieland
Title: Vice President and CFO

ALLEN & COMPANY INCORPORATED

By:	/s/ Kim M. Wieland

Name: Kim M. Wieland
Title: Vice President and CFO

/s/ Herbert A. Allen

Herbert A. Allen

/s/ Susan K. Allen

Susan K. Allen

/s/ Herbert A. Allen III

Herbert A. Allen III

MBOGO INC.

By:	/s/ Herbert A. Allen III

Name: Herbert A. Allen III
Title: President

/s/ Donald R. Keough

Donald R. Keough

ALLEN & COMPANY LLC

By:	/s/ Kim M. Wieland

Name: Kim M. Wieland Title: Managing Director and CFO

/s/ Bruce Allen

Bruce Allen

ALLEN SBH INVESTMENTS LLC

By:	/s/ Kim M. Wieland

Name: Kim M. Wieland
Title: Vice President and CFO

AHI DIVERSIFIED INVESTMENTS INC.

By:	/s/ Kim M. Wieland

Name: Kim M. Wieland
Title: Vice President and CFO

Exhibit Index
Exhibit A. Directors and Executive Officers of AHI Diversified.
Exhibit B. Agreement dated as of December 30, 2008 among AHI, ACI and AHI Diversified.